

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2024

Linda Wang
Chief Executive Officer
Akso Health Group
Room 8201-4-4(A), 2nd Floor, Qiantongyuan Building,
No. 44, Moscow Road, Qianwan Bonded Port Area
Qingdao Pilot Free Trade Zone, China (Shandong)

Re: Akso Health Group
Registration Statement on Form F-3
Filed February 23, 2024
File No. 333-277351

Dear Linda Wang:

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3

Part II
Item 9. Exhibits, page II-1

1. We note the asterisks included along with Exhibit 5.1 regarding your legal opinion as to the legality of the securities being offered indicating that the legal opinion will be filed at a later date and will be incorporated by reference. Please file a qualified legal opinion now prior to effectiveness. Refer to Question 212.05 of our Securities Act Rules Compliance and Disclosure Interpretations for guidance regarding qualified and unqualified legal opinions and shelf takedowns.

2. We note that you are registering the offer and sale of debt securities and that you did not file a Form T-1 as an exhibit. You must either file a Form T-1 as an exhibit to the registration statement to qualify the trustee thereunder or annotate the exhibit index to

indicate your intention to rely on Section 305(b)(2) of the Trust Indenture Act and include the undertaking contained in Item 512(j) of Regulation S-K.

General

3. We note that you have outstanding comments related to your Form 20-F for the fiscal year ended March 31, 2023. Please note that all comments on your Form 20-F will need to be fully resolved before we act on a request for acceleration of the effectiveness of the Form F-3.

4. Please revise the filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021 (China-Based Company Dear Issuer Letter). Additionally, please also revise the filing based upon the China-based comments received on your Form 20-F for the fiscal year ended March 31, 2023.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jenna Hough at 202-551-3063 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services